IM CANNABIS CORP.

NOTICE OF CHANGE OF AUDITOR

TO: Dale Matheson Carr-Hilton Labonte LLP

AND TO: Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

AND TO: British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Canadian Securities Exchange

IM Cannabis Corp. (formerly Navasota Resources Inc.) (the "Company") gives the following notice in accordance with 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (NI 51-102):

1. The Company has decided to change its auditor from Dale Matheson Carr-Hilton Labonte LLP (the "Former Auditor") to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the "Successor Auditor"). Consequently, on January 13, 2020, the Company asked the Former Auditor to resign. The Former Auditor submitted their resignation effective January 16, 2020. Pursuant to the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the new auditor. The Successor Auditor has agreed to its appointment as the Company's new auditor.

2. The Former Auditor resigned at the Company's request.

3. The making of the Company's request for the Former Auditor to resign as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company, were considered and approved by the Audit Committee of the Board of Directors of the Company and also by the Board of the Directors of the Company.

4. There were no modified opinions in the Former Auditor's reports in connection with the audits of the Company's two most recently completed fiscal years ended April 30, 2019 and 2018. There have been no further audits of financial statements subsequent to the Company's most recently completed fiscal year and ending on the date of the Former Auditor's resignation.

5. There are no "reportable events", as defined in NI 51-102.

DATED this 19th day of January, 2020.

IM CANNABIS CORP. (FORMERLY NAVASOTA RESOURCES INC.)

(signed) "Oren Shuster"
Name:	Oren Shuster
Title:	Chief Executive Officer